Exhibit 99.4

Toyo Solar Company Limited & Sunergy Joint Stock

Execution Version

Trademark License Agreement

This Trademark License Agreement (“Agreement”), dated as of the date of the last signature (the “Effective Date”), is by and between Vietnam Sunergy Joint Stock Company, a Vietnamese company (the “Licensee”) and Toyo Solar Company Limited, a Vietnamese company (the “Licensor”). Each of the Licensor and Licensee are a “Party” and sometimes collectively referred to herein as the “Parties”.

WHEREAS, Licensor and Licensee entered into a Trademark Purchase Agreement (the “Purchase Agreement”), pursuant to which Licensee transferred the Trademarks (as defined below) to Licensor;

WHEREAS, Licensor and Licensee acknowledge that Licensee desires to continue to use the Trademarks for a limited period of time in connection with its business purposes, including, but not limited to, use with certain Licensed Products (as defined below) and also to fulfill certain existing customer orders and obligations listed on Schedule 1 attached hereto that were in effect prior to the Effective Date (the “Existing Orders”); and

WHEREAS, Licensee wishes to obtain, and Licensor is willing to grant to Licensee and its subsidiaries and affiliates listed in Schedule 3 attached hereto (“Relevant Parties”), a limited duration license to use the Trademarks for their business purposes, including but not limited to, use in connection with the Licensed Products (as defined below) in the Territory (as defined below) on the terms and conditions set out in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration including the consideration provided under the Purchase Agreement, the Parties hereby agree as follows:

1. License.

(a) Grant. Subject to this Agreement’s terms and conditions, Licensor hereby grants to Licensee and its Relevant Parties during the Term (as defined below) a non-exclusive, non-transferable, non-sublicensable license to use the trademarks identified on Schedule 2 attached hereto (“Trademarks”) solely in connection with Licensee’s and its Relevant Parties’ business purposes, including but not limited to, the manufacture, promotion, advertising, distribution, and sale of Licensee’s photovoltaic modules and/or cells (“Licensed Products”), which may include but is not limited to the fulfillment of the Existing Orders in all of the jurisdictions in which the Trademarks rights exist as indicated on Schedule 2 (“Territory”). As used herein, all obligations and restrictions on Licensee shall be construed to be obligations and restrictions on Relevant Parties. Licensee shall be responsible for the compliance by Relevant Parties with the terms and conditions of this Agreement and shall indemnify, defend and hold Licensor harmless from and against any claims, damages, losses or liability caused by Relevant Parties breach of this Agreement.

2. Use of the Trademarks.

(a) Brand Guidelines. All uses by Licensee of the Trademarks shall comply with the form and manner of presentation of the Trademarks and shall be used on Licensed Products that meet the same or better quality of performance and function and manufacture as those maintained by Licensee when it was the owner of the Trademarks.

(b) Use Restrictions. During the Term (as defined below), each of the Parties agree that it will not: (1) use the Trademarks in any manner that may intentionally damage the reputation of the Trademarks; and (2) modify, adapt or create an alternate version of the Trademarks without the prior written consent of the other Party.

3. Confidentiality.

(a) Each Party acknowledges that in connection with this Agreement it may gain access to the other Party’s non-public, confidential or otherwise proprietary information including but not limited to information about the other Party’s business operations and strategies, trade secrets, goods and services, customers, pricing, and marketing (“Confidential Information”). “Confidential Information” does not include any information that (i) is available or becomes generally available to the public other than through a breach of this Agreement by the receiving Party or through a breach by a third party of any obligation of confidentiality known to the receiving Party; or (ii) is independently developed by the receiving Party without reference to the owning Party’s Confidential Information.

(b) A receiving Party shall not access or use any of the disclosing Party’s Confidential Information for any purpose other than as reasonably necessary to exercise its rights or perform its obligations under this Agreement. Except as explicitly provided in this Agreement or as otherwise agreed to by the disclosing Party in writing, the receiving Party may not disclose the disclosing Party’s Confidential Information to any third parties.

(c) A receiving Party may disclose the disclosing Party’s Confidential Information to its affiliates and its and their employees, agents, and contractors (“Representatives”) who need to know such information in connection with this Agreement. Such disclosure to receiving Party’s Representatives may be made only if such Representatives are bound by confidentiality obligations substantially comparable to those set forth herein and are informed of the confidential nature thereof and agree to treat such information confidentially. Receiving Party shall be responsible for any breach of this Agreement by any of its Representatives.

(d) Notwithstanding the foregoing, if the receiving Party becomes legally required to disclose Confidential Information (whether by law, rule, regulation, governmental or self-regulatory organization order or otherwise), the receiving Party must (unless otherwise prohibited by law, rule, regulation or administrative order) give the disclosing Party prompt advance notice of such requirement so that it may seek a protective order or other appropriate remedy or limitation with respect to such disclosure of Confidential Information. Receiving Party may disclose that portion of the Confidential Information reasonably necessary to ensure compliance with such legal requirement.

4. Representations and Warranties. Each Party represents and warrants to the other Party that: (i) it is duly organized, validly existing, and in good standing under the laws of the state or jurisdiction of its organization; (ii) it has the full right, power, and authority to enter into and perform its obligations under this Agreement; (iii) the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary corporate action of such Party; and (iv) when executed and delivered by such Party, this Agreement will constitute the legal, valid, and binding obligation of that Party, enforceable against that Party in accordance with its terms.

5. Limitation of Liability. EXCEPT IN CONNECTION WITH A BREACH OF A REPRESENTATION OR WARRANTY, LICENSOR WILL NOT BE LIABLE TO THE LICENSEE FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL, OR PUNITIVE DAMAGES RELATING TO THIS AGREEMENT OR USE OF THE TRADEMARKS HEREUNDER, WHETHER ARISING OUT OF BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), OR OTHERWISE, REGARDLESS OF WHETHER SUCH DAMAGE WAS FORESEEABLE AND WHETHER LICENSOR HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

6. Term and Termination.

(a) Term. This Agreement shall commence on the Effective Date and continue for one (1) year (the “Term”).

(b) Termination. Any Party may terminate this Agreement on written notice to the other Parties if another Party materially breaches this Agreement and fails to cure such breach within thirty (30) days after receiving written notice of such breach from the non-breaching Party.

(c) Effect of Termination. Upon the expiration or termination of this Agreement, (i) each Party shall promptly return to the other Party, or destroy all of the other Party’s Confidential Information in its possession and (ii) Licensee shall promptly cease all use of the Trademarks. Expiration or termination of this Agreement will not relieve the Parties of any confidentiality obligations accruing before the effective date of expiration or termination.

(d) Survival. The Parties’ rights and obligations set forth in Section 3 (Confidentiality), Section 5 (Limitation of Liability), Section 6(c) (Effect of Termination), this Section 6(d) (Survival) and Section 7 (General Provisions) will survive termination or expiration of this Agreement.

7. General Provisions.

(a) Independent Contractors. The relationship between the Parties is that of independent contractors. Nothing contained in this Agreement creates any agency, partnership, joint venture, or other form of joint enterprise, employment, or fiduciary relationship between the Parties, and neither Party has authority to contract for or bind the other Party in any manner whatsoever.

(b) Notices. All correspondence or notices required or permitted to be given under this Agreement must be in writing and will be deemed given when delivered in person; when received by mail (postage prepaid, registered or certified mail, return receipt requested); when received by email; or when received by an internationally recognized courier service, and proof of delivery received by the noticing Party. In each of the foregoing cases, the address used must be the address set out below (or to any other address that the receiving Party may designate from time to time).

If to Licensor:	Lot CN 02 Cam Khe Industrial Park, Cam Khe District, Phu Tho Province, Vietnam Email: cell-quanly@toyo-solar.com Attention: Administration Department Director

If to Licensee:	Lot III - Dong Vang, Dinh Tram Industrial Park, Nenh Ward, Viet Yen Town, Bac Giang Province, Vietnam Email: kevin.zhang@vsunsolar.com Attention: Director-Global Sales and Marketing

(c) Entire Agreement. This Agreement, including and together with any related exhibits and schedules, constitutes the sole and entire agreement of Licensor and Licensee with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, regarding such subject matter.

(d) Amendment; Waiver. No amendment to this Agreement will be effective unless it is in writing and signed by both Parties. No waiver by any Party of any of the provisions hereof will be effective unless explicitly set forth in writing and signed by the waiving Party. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Agreement will operate or be construed as a waiver thereof.

(e) Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability will not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(f) Governing Law. This Agreement, and all matters arising out of or relating to this Agreement, will be governed by, and construed in accordance with, the laws of the Vietnam, without regard to any choice or conflict of laws provisions thereof. Any legal suit, action, or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be instituted in the federal courts of the United States of America or the courts of the State of New York in each case located in the City of New York and County of New York, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such legal suit, action, or proceeding. Each Party agrees that a final judgment in any such legal suit, action, or proceeding is conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(g) Equitable Relief. Each Party acknowledges that a breach by the other Party of this Agreement may cause the non-breaching Party irreparable harm, for which an award of damages would not be adequate compensation and, in the event of such a breach or threatened breach, the non-breaching Party will be entitled to seek equitable relief, including in the form of a restraining order, preliminary or permanent injunction, specific performance, and any other relief that may be available from any court , and the Parties hereby waive any requirement for the securing or posting of any bond or the showing of actual monetary damages in connection with such relief. These remedies are not exclusive but are in addition to all other remedies available under this Agreement at law or in equity.

(h) Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signatures on the next page]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date of the last signature by their respective officers thereunto duly authorized.

VIETNAM SUNERGY JOINT STOCK COMPANY

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	CEO and Director
Date:	2025/09/12

TOYO SOLAR COMPANY LIMITED

By:	/s/ RYU Junsei
Name:	RYU Junsei
Title:	CEO and Director
Date:	2025/09/12

[signature page to the trademark license agreement]

Schedule 1

Existing Orders

SCHEDULE 2

Trademarks/Territory

SCHEDULE 3